June 21, 2021

Ms. Julie Sherman

Ms. Mary Mast

Mr. Alan Campbell

Ms. Laura Crotty

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Teknova, Inc.
Registration Statement on Form S-1
CIK No. 0001850902

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Stephen Gunstream, President and Chief Executive Officer of Alpha Teknova, Inc., a Delaware corporation (“Teknova” or the “Company”), in the letter dated May 4, 2021 (the “Staff Letter”) regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 5, 2021 and subsequently filed with the Commission on June 4, 2021 (File No. 333-256795) (the “June 4 Registration Statement”). The Company is concurrently filing with the Commission an amendment to the June 4 Registration Statement on Form S-1 (the “Registration Statement”). In addition, the Company is sending a copy of this letter and the Registration Statement in typeset format, including a version that is marked to show changes to the June 4 Registration Statement, to the Staff.

CONFIDENTIAL TREATMENT REQUESTED BY ALPHA TEKNOVA, INC.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The numbering of the paragraphs below corresponds to the numbering of the comment in the letter from the Staff. For the Staff’s convenience, the Company has incorporated your comment into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

June 21, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation, page 87

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity issuances and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Overview

As discussed below, the Company utilized third-party valuations to estimate the fair value of the Company’s common stock, $0.00001 par value per share (which is referred to herein and in the Registration Statement as the “common stock”) underlying its equity issuances consistent with the methods and guidance in the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. During the financial periods presented in the Registration Statement, the first material option grant occurred in August 2020, after which time the Company utilized the then-most current fair value estimate of the underlying the common stock to record stock-based compensation expense in its financial statements.

The fair value of the common stock has increased significantly in the last year, for both quantitative and qualitative reasons. A significant factor was the decision of the Company’s board of directors (the “Board”) in early November 2020 to pursue an IPO of the common stock. The introduction of a public market valuation weighting in the Company’s December 2020 valuation had a significant impact, which became more pronounced in the March 2021 valuation as the public equity market remained extraordinarily strong. In addition, the profound success of the COVID-19 vaccines had the effect of validating cell and gene therapy as effective platforms, helping to create a supportive backdrop for an investment in the Company. During “testing-the-waters” meetings in May 2021, many potential investors expressed confidence in the Company’s commercial and investment strategies, leading to a further increase in value reflected in the Price Range (as defined below).

IPO Price Range

The Company advises the Staff that the underwriters in the IPO have communicated to the Company that they expect the price range for the common stock to be between $14.00 and $16.00 per share (the “Price Range”), which takes into account a 1.8746-for-1 forward split of the common stock, which was effected on June 17, 2021 (“Forward Stock Split”).

As is typical in initial public offerings, the Price Range was not derived using a formal determination of fair value but was derived primarily through discussions among the Company’s Board members, its senior management and representatives of the underwriters. The Price Range was based on a number of factors, including prospects for the cell and gene therapy markets, the general condition of the securities markets and the valuations of recently completed

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

June 21, 2021

public offerings (including aftermarket performance and the respective stages of development of those issuers as compared to the Company), and significant positive feedback provided by potential investors during the “testing-the-waters” meetings.

Common Stock Fair Value and Compensation Expense

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of common stock options, to certain employees, directors and consultants.

The Company measures stock-based awards granted to employees, directors, and consultants based on their estimated fair value on the date of grant and recognizes compensation expense for those awards over the vesting period of the respective award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s Board, with input from management, and contemporaneous third-party valuations determines the estimated fair value per share of the common stock.

The following table summarizes all stock options granted by the Company since March 1, 2020, both the initial pre-Forward Stock Split values and the values after giving effect to the Forward Stock Split:

Grant Date	Total Shares Granted	Exercise Price per Share		Common Stock Fair Value per Share at Grant Date used in the Black Scholes model
August 31, 2020	1,530,704 post-split 816,551 pre-split	$ $	0.8368 post-split 1.5686 pre-split	$ $	[***] [***]	post-split pre-split
December 23, 2020	309,309 post-split 165,000 pre-split	$ $	1.8458 post-split 3.4600 pre-split	$ $	[***] [***]	post-split pre-split
December 28, 2020	84,357 post-split 40,000 pre-split	$ $	1.8458 post-split 3.4600 pre-split	$ $	[***] [***]	post-split pre-split
March 30, 2021	196,833 post-split 105,000 pre-split	$ $	5.4412 post-split 10.2000 pre-split	$ $	[***] [***]	post-split pre-split

These estimated fair values per share of common stock were determined after considering valuation reports from an independent third-party valuation specialist that incorporated objective and subjective factors as appropriate, including the Company’s stage of development, the Company’s cash burn and cash balances, management’s forecasts, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, and the other factors described below. As seen in the table above, for each grant the Company utilized a fair value above the exercise price to record compensation expense in its financial statements. Set forth below is a discussion of each valuation and equity grant since March 1, 2020, along with a comparison of the estimated fair value of the common stock to the Price Range.

The Company did not make any material option grants during the 2019 Successor Period or the 2020 Successor Period (such periods being defined in the Registration Statement) before August 31, 2020. Prior to such date, the Company obtained contemporaneous valuations throughout the historical periods (as well as periods prior to those presented in the Registration Statement) and used the fair value of the underlying common stock within these valuation periods to determine the exercise price of options granted. There were instances in which the exercise price of the options granted

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

June 21, 2021

was below the subsequently determined fair value of the underlying common stock. In all such instances, the fair value of the underlying common stock was used as an input in the Company’s Black Scholes model to determine share-based compensation expense as shown in the table above.

While this letter focuses on the common stock fair value established for the equity awards granted since March 1, 2020, the Company also thought it important to provide some background on options granted from January 1, 2019 to March 1, 2020. The only options granted during that period were 151,863 (284,682 post-split) options granted to one individual on January 10, 2019, at an exercise price of $0.85 ($0.4534 post-split), which was below fair value and such fair value has been reflected in the Company’s estimate of future expense to be recorded when the performance feature is probable. These options granted were performance based and were concluded not to be probable at every accounting period since the grant date through the date of this letter. Following this grant, on August 31, 2019, the Company obtained a 409A valuation with a determined fair value of $[***] ($[***] post-split); however, this valuation was not used in the accounting for share based compensation expense, but rather was only used to determine the exercise price of options granted on August 31, 2020. As shown in the table above, the fair value of the underlying common stock used in the Black Scholes model when calculating stock-based compensation expense for the August 31, 2020 grant was $[***] ($[***] post-split).

Determining Fair Value of Common Stock prior to the IPO

As there has been no public market for the common stock to date, the estimated fair value of common stock for purposes of granting equity awards has been determined by the Board, as of the date of each option grant. The Board considered the Company’s most recent third-party valuations of its common stock when making such determinations.

The third-party valuations of common stock that the Board considered in making its determinations were prepared in accordance with guidance from the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The most recent valuation report prepared was as of March 31, 2021.

A summary of the common stock valuations is as follows:

Valuation Date (As of Date)	Fair Value per Share of Common Stock
September 30, 2020	$[***]	post-split
	$[***]	pre-split
December 31, 2020	$[***]	post-split
	$[***]	pre-split
March 31, 2021	$[***]	post-split
	$[***]	pre-split

September 30, 2020 Valuation

An option pricing methodology (“OPM”) was utilized in the September 30, 2020 valuation to arrive at the fair value estimate of the underlying common stock. The OPM allocation was utilized because the Company had no definitive expectations of a liquidity event as of the effective date of the valuation. The probability-weighted expected return method (“PWERM”) was not appropriate for the Company because the Company lacked future possible outcomes

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

June 21, 2021

with enough certainty to explicitly model, as is necessary for a PWERM allocation. The resulting estimated fair value of the underlying common stock under the OPM allocation was $[***] ($[***] post-split) per share on a non-marketable, minority basis.

The OPM allocates a company’s enterprise value among the various capital classes. The OPM takes into account the preferred stockholders’ liquidation preferences, participation rights, dividend policy and conversion rights to determine how proceeds from a liquidity event would be distributed among the various ownership classes at a future date. In determining its enterprise value, the Company used a combination of the following market approaches, each of which were weighted 50%: Guideline Public Company Multiples Method (“GPCMM”) and Guideline M&A Transaction Multiples Method (“GM&ATM”). For both the GPCMM and GM&ATM analyses, comparative public companies were selected based on business descriptions, industry, financial size and performance, stock liquidity and management’s recommendations regarding similar public companies. The Company also determined multiples for comparison against the select public companies based on the Company’s current stage of development. Comparatively, the valuation specialist considered a Discounted Cash Flow (“DCF”) method under the Income Approach leveraging management’s forecast at the time of the valuation. While no weight was applied to the DCF methodology in the valuation, the results of the calculation approximated the results of the GPCMM and GM&ATM analyses.

The OPM treats common stock and other securities as call options on the enterprise’s value, with exercise prices based on the rights, privileges, and contractual requirements of the security in question. Under the OPM, the options have value only if the funds available for distribution to stockholders exceed the strike price of the options at the time of a liquidity event. Value derived via the OPM is estimated by performing an option analysis at each “breakpoint” (i.e. the point at which the exercise price of options is equivalent to the value of the common stock). In the analysis, the Black-Scholes model is used to calculate the value above each breakpoint in relation to the concluded Company equity value. The Black-Scholes model requires a series of variables, including the enterprise value of the Company, time to liquidity event, risk-free rate and volatility. For the September 30, 2020 valuation, the Company used:

•	a total enterprise value of approximately $[***] after reviewing comparable public companies;

•	a probability-weighted estimated time to a liquidity event of 5.0 years after considering the Company’s various exit scenarios, estimated time of event and exit probabilities for each scenario;

•	a risk-free interest rate of 0.28% based on the yield curve as published by the Federal Reserve, relative to the identified term of 5.0 years; and

•	an estimate for expected volatility of [***]% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A discount for lack of marketability (“DLOM”) of [***]% was then applied to account for the lack of an active trading market in the Company’s securities.

December 31, 2020 Valuation

In preparing the December 31, 2020 valuation, the Company used the hybrid method, which is a hybrid between the PWERM and OPM. The Company’s valuation specialist determined that the hybrid model was the appropriate way to explicitly model all discrete exit scenarios as the Company had transparency into one or more near-term exits but

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

June 21, 2021

was unsure about what would occur if the then-current plans were to fall through. The resulting estimated fair value of the underlying common stock was $[***] ($[***] post-split) per share on a non-marketable, minority basis. The key drivers in the increased price from the September 2020 valuation included the following:

•	the Company’s initiation of the confidential submission process for an IPO after the Board’s decision to pursue an IPO in early November 2020;

•	the Company’s estimate of a [***]% likelihood of a near-term IPO;

•	the use of a hybrid method as opposed to the OPM in valuing the underlying common stock;

•	a decrease in the DLOM from [***]% to [***]% for the IPO scenario and [***]% for the OPM scenario; and

•	a decrease in the probability-weighted estimated time to exit from 5.0 years to 1.6 years.

In this valuation, the hybrid method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of [***]%, and the IPO scenario was assigned a weight of [***]%. The relative probability of each type of future event scenario was based on an analysis of market conditions at the time, including then-current initial public offering valuations of similarly situated companies, and expectations as to the timing and likely outcomes of such scenarios.

The non-IPO scenario assumed an equity valuation determined by the OPM, which was used to determine the value of each class of the Company’s capital stock given there was no definitive expectation of an alternate liquidity event. To calculate the estimated fair market value of the common stock, the Company used the Black-Scholes model, which required consideration of a series of variables, including the enterprise value of the Company, time to liquidity event, risk-free rate and volatility. For the December 31, 2020 valuation, the Company used:

•	a total enterprise value of approximately $[***] after reviewing comparable public companies;

•	a probability-weighted estimated time to liquidity event of 1.6 years after considering the Company’s various exit scenarios, estimated time of event and exit probabilities for each scenario;

•	a risk-free interest rate of 0.1% based on the yield curve as published by the Federal Reserve, relative to the identified term of 1.6 years; and

•	an estimate for expected volatility of [***]% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

The hybrid method applied the PWERM in the IPO scenario by calculating an equity value estimate of the Company using comparable IPO transactions. The total equity value was then allocated to the Company’s two classes of equity securities. The IPO scenario assumed that the Company would complete an IPO in the next 0.5 years from such valuation date, which represented management’s best estimate of the possible time to IPO.

A DLOM of [***]% was applied to the IPO scenario, and a DLOM of [***]% was applied to the non-IPO scenario. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

June 21, 2021

March 31, 2021 Valuation

In preparing the March 31, 2021 valuation, the Company used the hybrid method. The Company’s valuation specialist determined that the hybrid method was the appropriate way to explicitly model all discrete exit scenarios as the Company had transparency into one or more near-term exits but was unsure about what would occur if its then-current plans were to fall through. The resulting estimated fair value of the underlying common stock was $[***] ($[***] post-split) per share on a non-marketable, minority basis. The key drivers in the increased price from the December 31, 2020 valuation included the following:

•

between December 31, 2020 and March 31, 2021, the Company took steps to implement the proposed IPO plan, which included an organizational meeting to formally kick-off the IPO process, formal presentations from investment bankers, and a successful confidential submission of the Company’s Draft Registration Statement on Form S-1 to the Commission on April 5, 2021;

•	the Company’s estimate of a [***]% likelihood of a near-term IPO; and

•	a decrease in the DLOM used in the IPO scenario from [***]% to [***]%.

In this valuation, the hybrid method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of [***]% and the IPO scenario was assigned a weight of [***]%. The relative probability of each type of future event scenario was based on an analysis of market conditions at the time, including then-current initial public offering valuations of similarly situated companies, and expectations as to the timing and likely prospects of such scenarios.

The non-IPO scenario assumed an equity valuation determined by the OPM, which was used to determine the value of each class of the Company’s capital stock, given that there was no definitive expectation of an alternate liquidity event. To calculate the estimated fair market value of the common stock, the Company used the Black-Scholes model, which required consideration of a series of variables, including the enterprise value of the Company, time to liquidity event, risk-free rate and volatility. For the March 31, 2021 valuation, the Company used:

•	a total enterprise value of approximately $[***] after reviewing comparable public companies;

•	a probability-weighted estimated time to liquidity event of 1.5 years after considering the Company’s various exit scenarios, estimated time of event and exit probabilities for each scenario;

•	a risk-free interest rate of 0.1% based on the yield curve as published by the Federal Reserve, relative to the identified term of 1.5 years; and

•	an estimate for expected volatility of [***]% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

Similar to the December 31, 2020 valuation, the hybrid method applied the PWERM in the IPO scenario. The IPO scenario assumed that the Company would complete an IPO in the next 0.25 years from such valuation date, which represented management’s best estimate of the possible time to IPO.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

June 21, 2021

A DLOM of [***]% was applied to the IPO scenario, and a DLOM of [***]% was applied to the non-IPO scenario. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

Comparison of the March 31, 2021 Common Stock Valuation and the Price Range

The Company believes that the difference between the fair value of its common stock as of March 31, 2021 of $[***] ($[***] post-split) and the Price Range is the result of the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

The Company achieved key milestones during the second quarter of 2021, including commencement of construction on its new, state-of-the-art GMP production facility—infrastructure critical to the Company’s growth—and the hiring of key professionals to expand its nascent R&D team.

•	Demand for GMP products, which generate higher levels of profitability and customer loyalty, continued to grow. The Company received its highest-value single GMP order on record in May 2021.

•

The Company received significant favorable feedback from potential investors during the “testing-the-waters” meetings, which suggested there would be investor interest in the Company at a step-up in valuation. This feedback, which acknowledged the Company’s historically strong profitability, diverse customer base, products that address high growth markets, as well as its proven, experienced management team gave the Company confidence that the market would be receptive to the Company’s IPO.

•

The Company’s Board and management believe the market is now placing a premium on the value of companies like Teknova, one of a limited number of companies that allow investors to participate in the shift towards cell and gene therapies as the next modality of medicine, which was in large part validated by the success of COVID-19 vaccines during the first and second quarters of 2021.

Valuation Methodology-Specific Factors

•

The methodology for determining the March 31, 2021 valuation incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as converted to common stock basis. The Price Range assumes, with 100% probability, that the Company completes an IPO.

•

The Company’s third-party valuation specialist utilized a quantitative methodology to determine the estimated fair value of the underlying common stock as of March 31, 2021. That methodology may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

The Price Range represents a future price for shares of the common stock that, if issued in the IPO, will be immediately, freely tradable in a public market; whereas the March 31, 2021 valuation represents a contemporaneous estimate of the fair value of shares that were then illiquid and might have never become liquid, and were subject to a DLOM as indicated above.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

June 21, 2021

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (the March 30, 2021 exercise price), the latest valuation (the March 31, 2021 valuation price) and the prior valuations are reasonable and appropriate in light of all of the considerations outlined above.

Destruction of This Unredacted Letter Pursuant to Rule 418 under the Securities Act

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*********

If you require any additional information on the matters contained in this letter, or if I can provide you with any other information that will facilitate your review, please do not hesitate to contact me at (650) 320-1895.

Sincerely,

/s/ Elizabeth A. Razzano
Elizabeth A. Razzano of PAUL HASTINGS LLP

cc:

Stephen Gunstream, Alpha Teknova, Inc.

Damon Terrill, Alpha Teknova, Inc.

Jeffrey T. Hartlin, Paul Hastings LLP

Kevin Klimara, Ernst & Young LLP

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.